May 19, 2016 Teekay OFFSHORE partners Q1-2016 Earnings presentation Exhibit 99.2

Forward Looking Statements This presentation contains forward-looking statements which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing and completion of financing initiatives to address the Partnership’s medium-term funding needs and their impact on the Partnership’s financial position, including, among other things, plans to refinance and access additional debt, extend the maturities to late-2018 for two NOK senior unsecured bonds, issue equity securities and defer deliveries of two units for maintenance and safety (UMS); the Partnership’s growth prospects; the impact of growth projects on the Partnership’s future cash flows; financing for the Partnership’s pipeline of growth projects; the Partnership’s expectations for performance in the second quarter; expectations for refinancing the Partnership’s debt; the timing for replacement of the Arendal Spirit UMS gangway and timing of recommencing operations; the timing and completion of negotiating contract extensions; future chartering of the Varg FPSO; and the timing of delivery of newbuilding shuttle tankers. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the Partnership’s ability to complete its financing initiatives; failure of lenders, bondholders, investors or other third parties to approve or agree to the proposed terms of the financing initiatives of the Partnership; failure to achieve or any delay in achieving expected benefits of such financing initiatives; vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea, Brazil and East Coast of Canada offshore fields; potential early termination of contracts; shipyard delivery or vessel conversion and upgrade delays and cost overruns; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; delays in the commencement of charter contracts; potential delays related to the Arendal Spirit UMS recommencing operations; failure by the Partnership to secure a new charter contract for the Varg FPSO; and other factors discussed in the Partnership’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2015. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Recent Highlights Generated DCF* of $62.0 million, or $0.58 per common unit, in Q1-16 Generated CFVO* of $166.1 million in Q1-16, an increase of 22 percent from Q1-15 High fleet utilization and uptime Declared Q1-16 cash distribution of $0.11 per unit Distribution coverage ratio of 5.16x Completed sale of two conventional tankers and one shuttle tanker in Q1-16 Total liquidity of $336 million as at March 31, 2016 Nearing completion of financing initiatives to address 2016 and 2017 funding requirements Addresses near and medium-term debt maturities $1.6 billion of growth projects through 2018 fully financed** Implementing cost reduction plan expected to save over $30 million per year *Cash Flow from Vessel Operations (CFVO) and Distributable Cash Flow (DCF) are non-GAAP measures. Please see Teekay Offshore’s Q1-16 earnings release for descriptions and reconciliations of these non-GAAP measures. **Excludes two UMS newbuildings which the Partnership is currently in discussions to defer delivery

TOO’s CFVO Continues to Grow Annualized for Knarr FPSO and Arendal Spirit deliveries, Navigator Spirit and SPT Explorer sales and shuttle tanker contract expirations during 2015 Assumes vessel sales: Fuji Spirit (completed), Kilimanjaro Spirit (completed) and Navion Europa Assumes ALP vessels chartered at current market rates Excludes 1 East Coast Canada (ECC) shuttle tanker newbuilding delivering in early 2018 and 2 unchartered UMS units

Summary of TOO’s Financing Initiatives On track for completion in June 2016 Initiative Status Banks $35 million of new loan financing already completed Commitments received for all other new loan financing Majority of banks committed to Varg FPSO refinancing Norwegian Bondholders Commitments received from 67% and 53% of the 2017 and 2018 bondholders, respectively (require 66.7% support of those voting) Summons circulated to all bondholders for final vote in early-June $250 million debt facility for the East Coast Canada shuttle tanker project $40 million debt facility on un-mortgaged vessels (six shuttle tankers and FSO units) $35 million from an increased debt facility on two shuttle tankers $75 million refinancing for the Varg FPSO Jan 2017 Bond – New maturity Nov 2018 with 30% amortization in Oct 2016 and Oct 2017 Jan 2018 Bond – New maturity Dec 2018 with 20% amortization in Jan 2018 Equity Holders In advanced discussions with investors $200 million in preferred units (with warrant structure) Capex UMS shipyard contract amendment in documentation Conventional tanker sales completed, adding approximately $60 million in liquidity In discussions to defer the delivery of the two remaining UMS newbuildings, which would result in capex deferral of approximately $400 million Sale of two conventional tankers in Q4-15 and the sale-leaseback of the two remaining conventional tankers in Q1-16

2016 & 2017 Cash Flow Forecast



Estimated Sources and Uses of Cash
USD Millions
1,600
1,400
1,200
1,000
800
600
400
200
0
Funding Surplus of approx. $30M
Equity Initiative
Committed Asset Sales
CFVO, including Dividends from JVs
New Loans / Refinancings
Committed Debt Financings for CAPEX
Bond Maturities
Debt and Equity Service (1)
Bank Debt Maturities
Capex (2)
Equity Initiative
Gap Fully Funded
Bond Maturities
CFVO, including Dividends from JVs
New Loans / Refinancings (3)
Committed Debt Financings for CAPEX
Debt and Equity Service (1)
Bank Debt Maturities
Capex (2)
Sources
Uses
2016
Sources
Uses
2017

Bank Initiatives | Bond Initiatives | Equity Initiatives | Capex

Liquidity	2016	2017
Opening[4]	$280	~$310
Ending[4]	~$310	~$310
Minimum covenant[5]	~$165	~$160

(1) Defined as net interest expense, scheduled debt repayments and revolver amortizations, and current distributions to equity holders
(2) Includes gross CAPEX and equity investment in Joint Venture, excluding the two UMS newbuildings
(3) Assumes bank maturities of $111 million for Piranema, Navion Bergen and Navion Gothenburg are refinanced for $100 million
(4) Comprised of unrestricted cash, and undrawn revolvers
(5) Minimum liquidity requirement, which is based on 5% of total debt as of March 31, 2016 = ~$165 million

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CAPEX and Debt Maturity Profile Impact Baseline maturity profile $ million (3) (2) Anticipated maturity profile $ million In discussions to defer the delivery of the two remaining UMS newbuildings, which is assumed to be deferred to 2019, which are assumed to be deferred to 2019. Amount does not take into account future debt facilities Principal amounts are net of restricted cash and include cross currency swap maturities based on the mark-to-market as of March 29, 2016 Deferral of interest rate swap terminations based on the mark-to-market as of March 29, 2016. Actual cash settlement amounts for interest rate swaps are expected to be lower than the figures in the graphs above, based on amortization of the mark-to-market value and forward LIBOR rates as at March 29, 2016 (1) Runway extended to late-2018

Balance Sheet Projected to De-lever Significantly

TOO expected to be better positioned to refinance bond maturities post – 2017 with higher CFVO and lower debt

Projected TOO Leverage (Net debt / CFVO)(1)(2)



5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
$ millions
4.5 x
4.7 x
4.5 x
4.7 x
4.5 x
3.9 x
3.8 x
3.7 x
3.6 x
3.5 x
3.3 x
3.2 x
5.00 x
4.50 x
4.00 x
3.50 x
3.00 x
Net debt / CFVO
Q1-16A
Q2-16E
Q3-16E
Q4-16E
Q1-17E
Q2-17E
Q3-17E
Q4-17E
Q1-18E
Q2-18E
Q3-18E
Q4-18E
Common Equity
Preferred Equity
TK Intercompany Loan
Unsecured Debt
Secured Debt
Net Debt / CFVO

In USD Billions	Q1 – 2016		Q4 – 2018 (3)
Secured Debt	$2.4	TOO Expected to Delever	$1.7
Unsecured Debt	$1.0		$0.8
Net Debt / Book Cap	72%		55%

(1) Includes all financing initiatives and based on management's estimates of contract roll-overs. No CFVO assumed for Varg in Q4-16 through 2018
(2) Run-rate based on quarterly CFVO excluding temporary off-hire relating to Arendal Spirit gangway replacement in Q2-16 and excludes $200 million TK Intercompany Loan.
(3) Secured debt balance is net of cash. Unsecured debt balance is before Q4-2018 NOK bond payments

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Three-Year Growth Pipeline Fully financed growth projects contribute to significant CFVO growth Project(1) Remaining CAPEX ($ millions as at March 31, 2016) Remaining Undrawn Financing ($ millions as at March 31, 2016) 2016 2017 2018 ALP Towage Newbuildings 106 126 Petrojarl I FPSO (upgrade) 96 57 Gina Krog FSO(2) (conversion) 115 93 Libra FPSO(3) (conversion) 357 287 East Coast Canada Shuttle Tankers 333 250 Total estimated annual CFVO from growth projects of over $200 million(3) Petrobras / Total / Shell / CNPC / CNOOC Out to 2029 QGEP Charter contract Statoil Firm period out to 2020; Options out to 2032 Chevron / Husky / Nalcor / Murphy / CHH / Exxon / Statoil / Suncor / Mosbacher Firm Period out to 2033; Options out to 2041 Short-term charters Out to 2021 Excludes two UMS newbuildings which we are currently in discussions to defer delivery Excludes amounts reimbursable upon delivery Includes 50% proportionate share of the Libra FPSO

Appendix

DCF and DCF per Limited Partner Unit Q1-16 vs. Q4-15 See Adjusted Operating Results in the Appendix to this presentation for a reconciliation of this amount to the amount reported in the Summary Consolidated Statements of Income in the Q1-16 and Q4-15 Earnings Releases. For a reconciliation of Distributable Cash Flow, a non-GAAP measure, to the most directly comparable GAAP figures, see Appendix B in the Q1-16 and Q4-15 Earnings Releases.

Q2-2016 Outlook – Teekay Offshore

Adjusted Operating Results See Appendix A to the Partnership's Q1-16 earnings release for description of Appendix A items. Reallocating the realized gains/losses to their respective line as if hedge accounting had applied. Please refer to footnote (4) and (5) to the Summary Consolidated Statements of (Loss) Income in the Q1-16 earnings release. Q1-16

Adjusted Operating Results See Appendix A to the Partnership's Q4-15 earnings release for description of Appendix A items. Reallocating the realized gains/losses to their respective line as if hedge accounting had applied. Please refer to footnote (4) and (5) to the Summary Consolidated Statements of Income (Loss) in the Q4-15 earnings release. Q4-15

2016 & 2017 Drydock Schedule Note: In the case that a vessel drydock straddles between quarters, the drydock has been allocated to the quarter in which the majority of drydock days occur.